Exhibit 12.2 Statements Re: Computation of Ratios

POTOMAC ELECTRIC POWER COMPANY

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(millions of dollars)
Net income	$108	$106	$116	$125	$85

Income tax expense (a)	37	76	64	62	58

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	101	103	95	86	77
Other interest	10	11	11	12	13

Total fixed charges	111	114	106	98	90

Income before income tax expense and fixed charges	$256	$296	$286	$285	$233

Ratio of earnings to fixed charges	2.31	2.60	2.70	2.91	2.59

Total fixed charges, shown above	111	114	106	98	90
Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	2

Total fixed charges and preferred dividends	$111	$114	$106	$98	$92

Ratio of earnings to fixed charges and preferred dividends	2.31	2.60	2.70	2.91	2.54

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.